SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Announcement
12 April, 2002, at 1.00 p.m.

UPM-KYMMENE CORPORATION ANNOUNCES SHARE SUBSCRIPTIONS

In March, bonds totalling EUR 1,273,183.16 of the subordinated convertible bond loan of EUR 161 million (FIM 960 million), issued in 1994, were converted into 59,046 shares. An application will be submitted for listing the shares together with the old shares on the Helsinki Stock Exchange as of 16 April, 2002.

According to the decision made by the UPM-Kymmene Corporation's Annual General Meeting held on 19 March, 2002, a total of 1,175,398 shares held by the company were invalidated without payment, which reduced the number of shares to 258,717,825 and the share capital with EUR 1,998,176.60 to EUR 439,820,302.50. This was registered on 27 March, 2002 in the Trade Register.

The company's number of shares to be entered into the Trade Register on 15 April, 2002 will increase to a total of 258,776,871 shares and the share capital will be EUR 439,920,680.70.

The annual period of conversion is from 1 January to 31 October. If the entire outstanding loan of EUR 68,587,066.40 is converted into shares, there will be an additional 3,180,840 new shares and the company's share capital will increase by EUR 5,407,428.00.

In the loan one EUR 1,681.88 (FIM 10,000) bond entitles to subscribe 78 shares, which results in a calculated conversion price per share of EUR 21.56. There are no restrictions on transferring or assigning the shares. The shares subscribed entitle holders to dividend for the first time from the year 2002. Other shareholders' rights apply as soon as the increase in share capital has been entered into the Trade Register.

UPM-Kymmene Corporation has been granted permission by the Financial Supervision Authority on 2 June, 1998 not to publish an Offering Circular for the shares to be subscribed based on the above mentioned loan.

UPM-Kymmene Corporation
Corporate Communications

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2002

UPM-KYMMENE CORPORATION

By: ______________________
Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations